Pine Technology Acquisition Corp.

260 Lena Drive

Aurora, Ohio 44202

March 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pine Technology Acquisition Corp.

Request for Withdrawal of Registration Statement on Form S-4

(File No. 333-261709)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Pine Technology Acquisition Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-261709), together with all exhibits and amendments thereto (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Adam M. Givertz of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3224.

Very truly yours,

PINE TECHNOLOGY ACQUISITION CORP.

By:	/s/ Ciro M. DeFalco
	Name:	Ciro M. DeFalco
	Title:	Chief Financial Officer

cc:	Pine Technology Acquisition Corp.

Christopher Longo

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Adam M. Givertz

Ian M. Hazlett